New Gold to Provide 2019 Guidance Outlook on February 14, 2019

January 28, 2019 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) announces that it intends to release 2019 guidance in conjunction with the release of the Company's fourth quarter and year-end financial results before market open on February 14, 2019. A conference call and webcast will follow to discuss these results at 8:30 a.m. Eastern time. A technical discussion of the Company's 2019 guidance outlook will follow the presentation of the fourth quarter and year-end financial results.

New Gold Fourth Quarter 2018 Results and 2019 Outlook Conference Call and Webcast Details:

- Participants may listen to the webcast by registering on our website at www.newgold.com.

- Participants may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada.

- A recorded playback of the conference call will be available until March 14, 2019 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 3178625. An archived webcast will also be available until May 14, 2019 at www.newgold.com.

About New Gold Inc.

New Gold is a Canadian-focused intermediate gold mining company. The Company has a portfolio of two core producing assets in top-rated jurisdictions, the Rainy River and New Afton Mines in Canada. The Company also operates the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016). In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be a leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

For further information, please contact:

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com

Julie Taylor
Director, Corporate Communications and Investor Relations
Direct: +1 (416) 324-6015
Toll free: +1 (888) 315-9715
Email: info@newgold.com